EXHIBIT 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Embraer S.A.

We consent to the incorporation by reference in the registration statement (No. 333-204470) on Form F-3 of Embraer S.A. and Embraer Netherlands Finance B.V. and in the registration statement (No. 333-195376) on Form F-3 of Embraer S.A. and Embraer Overseas Limited of our report dated March 28, 2016, with respect to the consolidated statements of financial position of Embraer S.A. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 20-F of Embraer S.A.

/s/ KPMG Auditores Independentes

São José dos Campos, Brazil

March 28, 2016